1. **Organization and Business**

   Glen Eagle Wealth, LLC ("GEW") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002, for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). GEW is also a member of the Municipal Securities Rulemaking Board ("MSRB"). GEW, along with Glen Eagle Advisors, LLC, a registered investment advisor, are wholly-owned subsidiaries of Glen Eagle Investments, Inc. On October 31, 2018 Glen Eagle Wealth, LLC consummated the purchase of CFT Securities, LLC ("CFT") a privately owned fully disclosed securities broker dealer registered with the SEC, FINRA, and the MSRB. CFT will continue to operate as a separate business unit as part of Glen Eagle Wealth, LLC (the "Company"). Both Glen Eagle Wealth and Glen Eagle Advisors operate and remain as wholly owned subsidiaries of Glen Eagle Investments, Inc.

   The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or customer securities and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as defined by such rules, are carried by the clearing firms. Pershing, LLC ("Pershing") and National Financial Services, LLC ("NFS") are the Company's clearing brokers.

2. **Summary of Significant Accounting Policies**

   The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

   Principal of Consolidation

   The consolidated financial statements include the accounts of CFT and GEW. All intercompany accounts, balances, and transactions have been eliminated.

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

   Receivables from Clearing Organizations and Brokers

   Receivables consist primarily of commissions earned as an introducing broker dealer. Periodically, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on credit conditions. At the current time, no allowance was required for the outstanding receivable.

Confidential

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The amount of revenues recognized is specified in contracts with its clients. Revenue is recognized in the following manners: (1) when an obligation is satisfied over time as the services are performed or (2) at a point in time as the services are performed as follows:

Transaction Based Revenues

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers. Riskless principal income is generated from fixed income transactions executed on behalf of customers with other broker dealers to which the Company may earn a mark up / mark down credit. Commissions, riskless principal income, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Generally, the securities transactions settle within 1-3 business days depending upon the security transacted and related commissions or sales credits are collected. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Client Fee Revenues

Client fees revenues consist of net interest revenue, investment product and referral management fees and are based mainly on customer balances, and prevailing rates. The Company receives a portion of the interest earned on margin balances, securities loaned and borrowed transactions, and interest earned on customer credit balances by its clearing brokers from the Company's introduced clients. Such interest is accrued as earned and recorded under revenues as interest on the statement of income. Investment Product Fee revenue consist of revenues earned and recorded over time on client assets and products in money market funds, mutual funds, insurance products, and other similar investment products. Generally, and unless specifically agreed to, investment product revenues are collected on a monthly or quarterly basis.

The Company also earns investment program fees through referral and asset based program on its introduced customer assets by independent contractors and outside advisers. Such revenues are based on specified revenue sharing rates applied to the customer's average daily balances. Referral fees are earned over time and collected as paid.

Mutual fund service fees include shareholder service fees and Rule 12b-1 service and distribution fees. Shareholder service fees are earned on the introduced Company customer assets. The fees earned are based on specified rates applied over the average daily net asset value of eligible shares held. Shareholder service fees are earned over time on a monthly or quarterly basis.

ASC 606, "Revenue From Contracts With Customers" was adopted by the Company on January 1, 2018. ASC 606 provided a new revenue standard and single model for entities to use in U.S. GAAP for revenue recognition arising from contracts with customers while expanding the disclosure requirements associated with such revenue recognition.

The new revenue standard provides specific guidelines that are applied in the recognition of revenue as follows:

1. The identification of a contract with a customer (in writing or orally)
2. The identification of performance obligations in the contract
3. The determination of the transaction price
4. The ability to allocate the transaction price to the performance obligation(s) In the contract
5. The overall recognition of revenue when (or as) performance obligation(s) have been met.

The adoption of ASC 606 did not have a material impact on the Company's financial condition, results, or cash flows as the satisfaction of performance obligations is materially consistent with the Company's previous revenue and expense recognition policies. The Company had no contract liabilities from contracts with customers as of January 1, 2018 and receivables from brokers and clearing organizations amounted to $ 103,454.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

The Company is a single member limited liability company and not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. The Company has no uncertain tax positions at December 31, 2018. Tax penalties and interest, if any, would be accrued as incurred and would be recorded in the statement of income. There are no income tax related penalties or interest for the period reported in these financial statements.

3. **Acquisition of Business**

On October 31, 2018, GEW acquired CFT Securities, LLC a FINRA registered introducing broker-dealer for $ 700,000. CFT shall continue to operate as a separate unit and enhance GEW's fully disclosed execution business while expanding on synergies within the Company to more efficiently service its client base while expanding to new relationships.

9

The major classes of assets acquired and liabilities assumed on the acquisition date are:

Cash acquired	$ 719,828
Accounts receivable	213,151
Pre-paid assets	28,840
Property, equipment, furniture	2,249
Liabilities payable	(232,979)
Fair value of identifiable net assets Purchased	$ 731,089
Bargain gain recognized on purchase	$ 31,089

Acquisition related costs, including legal, consulting, and accounting fees were expensed as incurred. Such costs amounted to approximately $ 25,000 and are included on the consolidated statement of income. Pursuant to the acquired company, it was not necessary for the Company to make any adjustments pertaining to any, and all, acquired opening balances, receivables, or payables.

4. **Property and Equipment**

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of five or seven years. The depreciation expense was $ 3,495 for the year ending December 31, 2018 based on total property and equipment, with an ending net value of $ 3,454.

5. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk**

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing m a r k e t prices in order to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet c r e d i t risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary.

6. **Commitments**

The Company leases office space at a location in New Jersey under an agreement which it shares with a related party, Glen Eagle Advisors, LLC, the lessee of the property, under an expense sharing agreement. The lease has a remaining end date of September 2022 to which the Company has future rental payments due after December 31, 2018 totaling $ 54,695 to an affiliated related party under the common ownership expense sharing agreement.

CFT leases office space at a separate location with minimum future rental payments under a non-cancelable operating lease having remaining terms in excess of one year as of December 31, 2018 as follows:

Year Ended	Amount
2019	$ 16,761
2020	17,073
2021	7,191
	$ 41,025

The total combined rent expense was $ 20,041 for the year ended December 31, 2018 and is reflected in rent and occupancy costs in the statement of income.

7. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $ 596,917 which was $ 570,872 in excess of its required net capital of $ 26,045. The Company's aggregate indebtedness to net capital ratio was 0.6544 to 1.

8. **Related Parties**

The Company has related party balances with its registered investor affiliate, Glen Eagle Advisors, LLC a related party through common ownership under an expense sharing agreement. As of December 31, 2018, the Company has a receivable balance of $ 436,874 from Glen Eagle Advisors, LLC.

During the course of the year, the Company reported revenues and offsetting expenses of $ 486,878 associated with the collection and payment of certain fee based income on behalf of its registered investment advisor affiliate, Glen Eagle Advisors, LLC, a related party through common ownership. These fees were collected by the Company from its custodian and remitted in full to Glen Eagle Advisors.

In conjunction with the purchase of CFT, GEW entered into a subordination loan agreement with an officer of CFT for $ 600,000 for purposes of increasing the Company's net capital. The individual is employed by the Company as a registered representative. The subordination loan agreement has a final maturity date of October 28, 2028 but contains provisions allowing for the prepayment, under specified conditions.

11

Confidential

9. **Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).

10. **Deposits Held at Clearing Brokers**

At December 31, 2018, the Company has $ 275,000 deposited with its clearing brokers. Under the terms of the clearing agreements with its clearing brokers, the Company must maintain a balance of $ 25,000 with Pershing, LLC ("Pershing") and $ 250,000 with National Financial Services, LLC ("NFS").

11. **New Accounting Pronouncements**

On January 1, 2019, the Company recognized the adoption of ASU 2016-02 "Leases" which provides accounting guidance related to leases. Under ASU 2016-02, lease arrangements exceeding a 12 month term shall require the lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. Amendments may be applied using one of the two following methods: (1) recognizing the lease at the beginning of the earliest period using a modified approach or (2) apply the standard date and recognize a cumulative effect adjustment at the opening balance of retained earnings upon adoption. Upon adoption, the Company recognized additional operating liabilities with corresponding ROU assets of a similar, or same amount, based on the remaining present value of the minimum rental and operating payments under current standards for existing Company leases. The new accounting guidance is not expected to have a material impact to the Company's financial statements.